Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 6, 2014

VIA FEDERAL EXPRESS AND EDGAR

Michael Clampitt, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Garnero Group Acquisition Company Registration Statement on Form S-1 Filed May 20, 2014 File No. 333-196117

Dear Mr. Clampitt:

On behalf of Garnero Group Acquisition Company (the “Company”), we respond as follows to the Staff’s comment letter, dated June 3, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Jessica Livingston.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

June 6, 2014

Prospectus cover page

1.
We note the change to now issue another one-tenth share for each unit purchaser at the time of the consummated initial business combination. In this regard, revise the Registration fee table to add the quantities for each item listed.

We respectfully refer to Rule 457(o), which provides that the registration fee may be calculated on the basis of the maximum aggregate offering price of all the securities listed in the Registration Fee table and that, when relying on such rule, the number of shares or units of securities need not be included in the Registration Fee table.  Accordingly, we have revised the Registration Fee table to include only the maximum aggregate offering price of each class of securities being registered and the amount of registration fee therefore as required by the instructions to the “Calculation of Registration Fee” table in Form S-1.  We note that since there is no additional consideration being paid for the securities included in the units (ordinary shares, warrants and rights) or for the conversion of the rights into one-tenth of one share of common stock upon an initial business combination, the aggregate offering price of each such class of securities is $0.

Prior Comment 15
Description of Securities, page 77

2.
We note your reply to comment 15. We reissue this comment in part. Please ensure that you revise your disclosure as necessary to make clear the “certain” provisions of the Companies Law that you are exempt from complying as an exempted company. We note for example the following additional examples of how the Companies Law distinguishes between ordinary resident companies and exempted companies:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company is not required to open its register of members for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

We have revised the disclosure on pages 84 and 85 of the Registration Statement as requested.

Securities and Exchange Commission

June 6, 2014

Prior Comment 17
Part II. Exhibits

3.	We note your response and reiterate the comment to file all exhibits with your next amendment.

We have filed the remaining exhibits with this filing of the Registration Statement as requested.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant
Enclosures

cc: Mr. Mario Garnero